Mail Stop 6010


      June 8, 2005


By U.S. Mail and Facsimile to (585) 724-1606

Mr. Robert H. Brust
Chief Financial Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

	RE: 	Eastman Kodak Company
		Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarterly period ended March 31, 2005
			Form 8-K filed April 22, 2005
		File No. 001-00087

Dear Mr. Brust,

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Note 1:  Significant Accounting Policies and Restatement, page 87

Restatement of Previously Issued Financial Statements

1. The information presented in this Note does not provide investors with a clear path between the originally filed and restated numbers.
To assist us in understanding the reasons for the restatements and with a view towards revised clearer disclosure for investors, please address the following:

* Provide us with a revised discussion of each of the accounting errors you discovered during your 2004 year-end closing process. In addition to the errors relating to your accounting for income taxes and pensions and other post retirement benefits, please address in detail and individually quantify the other miscellaneous errors you discovered.

* For each error, describe how you had previously accounted for each item, if at all, and contrast that with the accounting required under
US GAAP.

* Identify each of the last five fiscal years during which your accounting was not in compliance with US GAAP because of these errors and quantify the impact of the errors, on a gross basis, on each fiscal period.

* Quantify, on a gross basis, the adjustment that is required under US
GAAP to correct each error. For those areas involving multiple errors, such as income taxes, please quantify the adjustment relating to each component.

* Describe clearly any assumptions you make in allocating amounts to the different periods and explain why these allocations are appropriate.

* For each required adjustment in each period, please provide us with sample journal entries showing the accounts impacted and a schedule showing us the originally reported balance in that period, the effect of each individual adjustment and the revised balance.

2. To assist us in understanding your reasons for recording all the adjustments in fiscal 2003, and with a view towards revised clearer disclosure for investors, please address the following:


* Using the schedule requested in the last bullet point of comment
1
above, please provide your analysis explaining why the corrections of the omissions or misstatements in each of the relevant periods would not change or influence the judgment of a reasonable investor.

* If your analysis continues to conclude that the amounts are immaterial to warrant restatement of the periods prior to fiscal 2003, please explain why you believe that correction of the errors in the first quarter of fiscal 2003 is appropriate. Explain how you considered the staff`s guidance provided in SAB Topic 5-F and the remarks of Russell P. Hodge before the December 6, 2004 AICPA National
Conference on Current SEC and PCAOB Developments found at http://www.sec.gov/news/speech/spch120604rph.htm.

* Explain clearly why you believe the prior period corrections made in fiscal 2003 should be presented in Selling, General and Administrative expenses and not in the related statement of operations caption.

3. In regards to the materiality analysis requested in the first bullet point of comment 2 above, we would expect that analysis to be more comprehensive than your Restatement Memo of April 2005. As appropriate, you should address the following:

* Your materiality assessment relating to 2004 and 2003 should include an analysis of qualitative factors, since SAB 99 requires quantitative and qualitative considerations in materiality judgments.

* Your materiality assessment should include restructuring charges in your assessment of the aggregate impact on the results from continuing operations.

* The analysis should be based on GAAP financial measures and on your
GAAP results.

* In assessing the materiality of these adjustments, please consider each misstatement separately, then the aggregate effect of all misstatements. You should consider whether each misstatement is material, irrespective of its effect when combined with other misstatements.

* You should clearly document how you assessed the impact of individual line items on the balance sheet and income statement that were affected by the errors.

* Include a schedule showing the impact of the errors on EPS by fiscal year and on a quarterly basis.

* Document the consideration you gave to the fact that these restatements could materially impact gross margins.

* Discuss whether you or your auditors are aware of any waived adjustments for any of the years in which the errors occurred and explain how they impacted your materiality assessment.

* Address whether the errors have a material effect on any of the segment data included in your filings.

4. Please address the following relating to the $18 million exclusivity payment write-off:

* Describe to us the material terms of the exclusivity agreement, including the date you signed the agreement, the parties, the consideration exchanged, the termination provisions or expiration date, and discuss any side agreements or mutual understandings not documented in the agreement.

* Tell us how you accounted for the transaction and describe the provisions of the agreement which you believe resulted in an asset being recorded at that time.

* Explain to us how you considered the guidance in EITF 01-09 in accounting for the transaction and say how it applied.

* Tell us the useful life you assigned to the asset and where you recorded the related amortization.

* Describe to us how, and the intervals at which, you tested the asset for impairment pursuant to SFAS 144 and discuss any significant changes in methods or assumptions from period to period.

* Discuss in detail your reasons for reversing the charge-off of the exclusivity agreement asset previously recorded in the third quarter of fiscal 2003 and applying the charge-off to a prior period. Specifically identify the period in which the assets should have been recorded and explain how that treatment is consistent with your impairment methodology.

5. We note on page 17 of your Restatement Memo of April 2005 that the agreement was amended to remove the exclusivity rights in November 2002. Tell us the material terms of the amendment and the amount of any consideration you received for giving up those rights.
Explain
why this event did not result in a write-off of the exclusivity asset.

6. We note references to other exclusivity agreement assets being recorded in your financial statements.

* Tell us the amounts of these assets, the provisions which result in an assets being recorded and where they are presented on your balance sheet.

* Discuss how your accounting for these assets differs, if any, from the asset charged-off in fiscal 2003, especially as it relates to impairment.


Note 5:  Goodwill and Other Intangible Assets, page 103

7. Describe to us the errors you corrected in fiscal 2003 relating to purchase accounting. Tell us whether the amounts are included in the restatement described in Note 1.

Form 10-Q for the quarterly period ended March 31, 2005

Note 1:  Basis of Presentation and Restatement, page 6

8. We note that during the first quarter of 2005, you determined that the property, plant and equipment balance was overstated by approximately $9 million, which would have resulted in an additional expense for the years 2000-2004. Confirm that your materially assessment takes into consideration the waived adjustments for any of the years in which the errors occurred. Include the required adjustments on a gross basis in the schedule requested in the last bullet of comment 1 above.

Note 16:  Subsequent Events, page 28

9. Please provide us with your calculation of the income significance test as outlined in Rule 1-02(w) of Regulation S-X for your acquisition of the remaining interest in Kodak Polychrome
Graphics.
Refer, also, to Rule 3-05 of Regulation S-X.

Management Discussion and Analysis of Financial Condition, page 29

Results of Operations - Continuing Operations, page 32

10. We note that you present and discuss several non-GAAP measures in your results of operations, including net worldwide sales excluding the favorable impact of exchange, net sales outside the US excluding the favorable impact of exchange, product sales excluding new technologies product sales, etc. In addition, we note that you do not quantify for investors the impact of the items that you exclude.


* Please revise MD&A in future filings to clearly disclose and quantify the impact of these transactions on your US GAAP results. For example, you could indicate that the increase in net sales for the period reflected the impact of foreign currency fluctuations of $xx million or that product sales for the period included sales from new technology products of $xx million.

* If you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented, an explanation of why you believe the measures provide useful information to investors, and a statement disclosing the additional purposes for which the non-GAAP measures.

Form 8-K filed April 22, 2005

11. We note that you present the non-GAAP measures in the form of Operational statements of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including operational sales, operational cost of goods sold, operational gross profit, operational SG&A, operational EFO, operational earnings
(loss)
before income taxes and operational net earnings (loss), which have not been identified or described to investors. In addition, you have not explained your purpose for presenting non-GAAP operational measures that are the same as the GAAP amounts. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented.

* To eliminate investor confusion, please remove the non-GAAP statements of operation format from future filings and instead only disclose those non-GAAP measures used by management with the appropriate reconciliations.

* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item
10(e)(1)(i) of
Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.


12. We note your disclosure that management uses these measures to "provide the same financial data that management uses." Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131. Otherwise, discuss the reasons for any differences in the two approaches. We may have further comment after reviewing your response.

13. We note that you present and discuss your non-GAAP measures more prominently than your GAAP financial measures. For instance, we note that you present in depth discussions of operational gross profit, operational R&D, operational earnings from operations, etc., but merely refer the investor to tables with footnotes for the comparable
GAAP measures. Please confirm that you will revise future filings to present GAAP information with equal or greater prominence as required by Item 10 of Regulation S-K. Please provide a sample of your proposed disclosure. We may have further comment.

*	*	*	*

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663,
Angela Crane, Branch Chief, at (202) 551-3554 or me at (202) 551-
3671
regarding comments on the financial statements and related matters.

      							    Sincerely,


						                Martin F. James
							    Senior Assistant Chief
Accountant
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Mr. Robert H. Brust
Eastman Kodak
June 8, 2005
Page 8